INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Del Webb Corporation:


We consent to incorporation by reference in the Registration Statement No. 33-6564 on Form S-8 of Del Webb Corporation of our report dated June 9, 2000, relating to the statements of net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, and related schedule, which report appears in the December 31, 1999 annual report on Form 11-K of the Retirement Savings Plan for the Employees of Del Webb Corporation.

                                            /s/ KPMG LLP

Phoenix, Arizona
June 26, 2000